SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934

WEBSTER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

947890109
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

December 12, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Warburg Pincus X L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,804,920 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,804,920†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804,920†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡
Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (ii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.

*
Calculation is based on the total number of shares of Common Stock, (x)(i) including 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as reported in the prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS regarding the offering by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of 10,000,000 shares of Common Stock (the “Registered Offering”), (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and  (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant, but (y) excluding 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

This Amendment No. 4 further amends and supplements the Schedule 13D (the “Initial Statement”)  filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2009, as amended and restated by Amendment No. 1,  filed with the SEC on October 16, 2009, Amendment No. 2 filed with the SEC on December 14, 2009, and Amendment No. 3  filed with the SEC on December 29, 2010 (as amended, the “Statement”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the shares of Common Stock and the A-Warrants (each, as defined below), in which WP X has beneficial ownership, except to the extent of any pecuniary interest therein.  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. Capitalized terms used herein but not defined herein shall have the same meanings as ascribed to them in the Statement.

Item 2. Identity and Background

The response set forth in Item 2(a) of the Statement is hereby amended by deleting the previous response in its entirety and inserting the following in place thereof:

(a) The Statement is being filed on behalf of the Warburg Pincus Reporting Persons. The agreement among the Warburg Pincus Reporting Persons to file the Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been attached as Exhibit 1 to the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Statement is hereby amended by adding the following at the end thereof:

On December 12, 2012, WP X sold, in the aggregate, 10,000,000 shares of Common Stock  of WBS at a price of $19.85 per share to Barclays Capital Inc. (the “Underwriter”), for total proceeds of $198,500,000.  As described more fully in Item 4 below, the sale of the Common Stock was made pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated December 7, 2012, among the Underwriter, WBS and WP X, attached hereto as Exhibit 11 and incorporated by reference herein.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following immediately prior to the caption “Additional Disclosure” thereunder:

On December 7, 2012, WP X entered into the Underwriting Agreement, pursuant to which WP X agreed to sell to the Underwriter, and the Underwriter agreed to purchase from WP X, 10,000,000 shares of Common Stock of WBS at a price of $19.85 per share, for total proceeds to WP X of $198,500,000 in the aggregate. This sale of the Common Stock was consummated on December 12, 2012. The Underwriter offered the Common Stock that was acquired to the public (the “Registered Offering”) at a public offering price of $20.10 pursuant to a prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-178642) filed by WBS on December 20, 2011) filed on December 10, 2012 pursuant to Rule 424(b)(7) by WBS (the “Prospectus Supplement”).

Under the Underwriting Agreement, WP X and its affiliates are generally prohibited from, without the prior written consent of the Underwriter, disposing of the Common Stock or publicly announcing an intention to effect such a disposition, in each case, for a period of 60 days after December 7, 2012, provided that (a) WP X and its affiliates may dispose of Common Stock in a tender offer by a third party for all of the shares of Common Stock, (b) WP X may dispose of Common Stock in a private transfer of shares of Common Stock as long as the acquirer of such shares generally agrees in writing not to dispose of such shares for a period of 60 days after December 7, 2012 or (c) WP LLC, WP X and their affiliates may sell shares of Common Stock to WBS.

The foregoing summary of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, attached hereto as Exhibit 11 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Statement is hereby amended by deleting the previous response in its entirety and inserting the following in place thereof:

(a)    As of December 12, 2012, WP X may be deemed to beneficially own 12,804,920 shares of Common Stock, representing approximately 13.6% of the outstanding shares of Common Stock (including (x) (i) 87,929,445 shares of Common Stock outstanding as of November 30, 2012 as disclosed in the Prospectus Supplement of WBS, (ii) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (iii) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant but excluding (y) 2,518,891 shares of Common Stock that were repurchased by WBS in the Registered Offering and retired as disclosed in the Prospectus Supplement.

Due to their respective relationships with WP X and one another, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 12,804,920 shares of Common Stock.  Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I to the Initial Statement disclaims beneficial ownership of the shares of Common Stock and the A-Warrants, in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.

(b)    See Item 5(a) above.

(c)    On July 27, 2009, WP X entered into the Investment Agreement with WBS and on July 27, 2009 acquired 4,024,600 shares of Common Stock, the A1-Warrant to purchase 1,843,100 shares of Common Stock and the B1-Warrant, for an aggregate purchase price of $40,426,000.  On October 15, 2009, pursuant to the Investment Agreement, WP X acquired 3,018,400 shares of Common Stock, 44,570 shares of Series C Preferred Stock, the A2-Warrant to purchase 6,781,900 shares of Common Stock and the B2-Warrant, for an aggregate purchase price of $74,754,000.  On December 10, 2009, the B-Warrants have expired upon receipt of the Stockholder Approvals.  On December 17, 2009, 44,570 shares of Series C Preferred Stock held by WP X automatically converted into 4,457,000 shares of Common Stock. On December 30, 2009, WP X acquired 610,072 shares of Common Stock from WBS for an aggregate purchase price of $6,875,511.44. On December 27, 2010, WP X acquired the Purchased Shares from WBS pursuant to the Letter Agreement for an aggregate purchase price of $36,439,674.05. On December 12, 2012, WP X sold 10,000,000 shares of Common Stock in the aggregate to the Underwriter at a price of $19.85 per share for an aggregate purchase price of $198,500,000.  Descriptions of the investments and disposition by WP X and of the securities related thereto are included in Item 4 of this Statement.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 of the Statement is hereby incorporated by reference in its entirety.

Item 7. Material To Be Filed as Exhibits

The list of Exhibits in Item 7 of the Statement is hereby amended by the addition of the following Exhibit:

Exhibit 11 Underwriting Agreement, dated as of December 7, 2012, among Webster Financial Corporation, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and Barclays Capital Inc.

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X, LLC its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member
By:	/s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

WARBURG PINCUS & CO.
By:	/s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

WARBURG PINCUS LLC
By:	/s/ Timothy J. Curt Name: Timothy J. Curt Title: Managing Director

CHARLES R. KAYE
By:	/s/ Timothy J. Curt Timothy J. Curt, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Timothy J. Curt Timothy J. Curt, Attorney-in-fact*

*
Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on October 4, 2012, as an exhibit to the Schedule 13D filed by Warburg Pincus Private Equity X, L.P. with respect to Primerica, Inc.

**
Power of Attorney given by Mr. Landy was previously filed with the SEC on October 4, 2012, as an exhibit to the Schedule 13D filed by Warburg Pincus Private Equity X, L.P. with respect to Primerica, Inc.

INDEX OF EXHIBITS
Exhibit 11	Underwriting Agreement, dated as of December 7, 2012, by and among Webster Financial Corporation, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and Barclays Capital Inc.